

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2022

Parag Agrawal
Chief Executive Officer
Twitter, Inc.
1355 Market Street, Suite 900
San Francisco, California 94103

**Re: Twitter, Inc.**
**Annual Report on Form 10-K for the fiscal year ended December 31, 2021**
**Filed February 16, 2022**
**Quarterly Report on Form 10-Q for the quarter ended March 31, 2022**
**Filed May 2, 2022**
**File No. 001-36164**

Dear Mr. Agrawal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 10-K filed February 16, 2022

Risk Factors
We rely on assumptions . . . , page 24

1. We note your estimate that the average number of false or spam accounts during fiscal 2021 continues to represent fewer than 5% of mDAU. To the extent material, please disclose the methodology used in calculating these figures and the underlying judgements and assumptions used by management.

Quarterly Report on Form 10-Q for the period ended March 31, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
mDAU Recast, page 34

2.       You disclosed that an error was made in March 2019 which resulted in an overstatement of mDAU from the first quarter of 2019 through the fourth quarter of 2021.  Please discuss how the error was discovered, when and by whom.  Given that the error persisted for three years, please tell us how you concluded there was not a material weakness in your internal control over financial reporting and that your disclosure controls and procedures were effective as of March 31, 2022.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology

cc:     Katharine Martin